+1 212 450 4000 davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

April 1, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Sandra Hunter Berkheimer David Lin Mark Brunhofer Michelle Miller

Re:	Circle Internet Group, Inc. Amendment No. 4 to Draft Registration Statement on Form S-1 CIK No. 0001876042

Ladies and Gentlemen:

On behalf of our client, Circle Internet Group, Inc. (the “Company” or “Circle”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), relating to the Company’s Draft Registration Statement on Form S-1 submitted on February 13, 2025, contained in the Staff’s letter, dated February 27, 2025 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised its Registration Statement on Form S-1 and is publicly filing via EDGAR an amended Registration Statement on Form S-1 (the “Registration Statement”) together with this response letter. The Registration Statement also contains certain additional updates and revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Registration Statement.

Amendment No. 4 to Draft Registration Statement on Form S-1
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and capital resources
Cash flows, page 111

1.	We note your response to prior comment 7. We also note your disclosure on page 91 that you "routinely use USDC for transactions and thus corporate-held USDC contributes to the Circle stablecoin ecosystem's breadth" and your disclosure on page F-16 regarding your accounting for the use of corporate-held stablecoins to make payments for goods and services. Please revise your disclosure here, or where you deem appropriate, to clarify how you present the use of corporate-held USDC to pay operating expenses in your statements of cash flows consistent with your response to prior comment 7 and its predecessors. In addition, clarify the impact of using corporate-held USDC on your liquidity.

Response: The Company respectfully advises the Staff that the Company has revised the disclosures on pages 99, 114, and F-16 of the Registration Statement to further clarify the accounting for the use of corporate-held stablecoins.

Financial Statements of Circle Reserve Fund, page F-56

Division of Corporation Finance U.S. Securities and Exchange Commission

2.	We note your response to prior comment 6 and that you present a statement of assets and liabilities and a related schedule of investments only as of April 30, 2024 and a statement of operations only for the year then ended. As it appears from the information in your filing that the Circle Reserve Fund would meet the Rule 1-02(w) of Regulation S-X investment and/or income test at the 20% significance level as of December 31, 2023 as stipulated in Rule 3-09(b) of Regulation S-X, please revise your filing to also provide audited financial statements of the Circle Reserve Fund as of and for the period from commencement of operations through April 30, 2023. Otherwise explain why these financial statements are not required.

Response: The Company has revised the Registration Statement to include audited financial statements of the Circle Reserve Fund as of and for the period from commencement of operations through April 30, 2023.

* * *

Please do not hesitate to contact me at (212) 450-4674 or richard.truesdell@davispolk.com or Daniel P. Gibbons at (212) 450-3222 or dan.gibbons@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,
/s/ Richard D. Truesdell, Jr.

CC: Jeremy Allaire
Heath Tarbert

Sarah K. Wilson

Circle Internet Group, Inc.

2